UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Bitfarms Ltd.
(Name of Issuer)

Common Shares
(Title of Class of Securities)

09173B107
(CUSIP Number)
Riot Platforms, Inc. 3855 Ambrosia Street, Suite 301 Castle Rock, CO 80109 Telephone: (303) 794-2000
Attention to: William Jackman Executive Vice President, General Counsel and Secretary
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 21, 2024
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09173B107	Page 2 of 7

SCHEDULE 13D

1		NAME OF REPORTING PERSON Riot Platforms, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 36,856,350
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 36,856,350
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,856,350
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.25%
14		TYPE OF REPORTING PERSON CO

CUSIP No. 09173B107	Page 3 of 7

SCHEDULE 13D

Item 1. Security and Issuer.

This Schedule 13D (this “Statement”) relates to the Common Shares, no par value per share (the “Common Shares”), of Bitfarms Ltd., a corporation incorporated under the Canada Business Corporations Act and continued under the Business Corporations Act (Ontario) (the “Company”), whose principal executive offices are located at 110 Yonge Street, Suite 1601, Toronto, Ontario, M5C 1T4.

Item 2. Identity and Background.

(a)-(c), (f) This Statement is being filed by Riot Platforms, Inc., a Nevada corporation (“Riot” or the “Reporting Person”), whose principal executive offices are located at 3855 Ambrosia Street, Suite 301, Castle Rock, CO 80109. The common stock of Riot is listed for trading on the Nasdaq Capital Market under the trading symbol “RIOT”.

Riot is a vertically integrated Bitcoin mining company principally engaged in enhancing its capabilities to mine Bitcoin in support of the Bitcoin blockchain. Riot also provides comprehensive and critical infrastructure for institutional-scale Bitcoin mining at its large-scale Bitcoin mining facilities in Milam County, Texas, and Navarro County, Texas.

The information required by General Instruction C to Schedule 13D is attached hereto as Schedule A and is hereby incorporated by reference.

(d)-(e) The Reporting Person and the individuals listed on Schedule A have not, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The information disclosed under Item 4 below is hereby incorporated by reference into this Item 3.

The aggregate purchase price of the Common Shares held by the Reporting Person reported herein was US$72,122,651. The Common Shares beneficially owned by the Reporting Person were purchased using funds out of its working capital.

Item 4. Purpose of Transaction.

On April 22, 2024, the Reporting Person sent a letter (the “First Letter”) to the board of directors of the Company (the “Board”) that set out the Reporting Person’s non-binding proposal to acquire all of the outstanding Common Shares of the Company (the “Proposed Transaction”) for consideration of US$2.30 per Common Share, to be paid with a combination of cash and shares of the Reporting Person’s common stock (the “Purchase Price”). The foregoing summary of the First Letter is not intended to be complete and is qualified in its entirety by reference to the full text of the First Letter, which is filed as Exhibit 1 hereto and is incorporated herein by reference.

CUSIP No. 09173B107	Page 4 of 7

SCHEDULE 13D

On May 28, 2024, the Reporting Person sent a letter to the Board (the “Second Letter”) reiterating the Proposed Transaction at the Purchase Price. The Second Letter also advised the Board that the Reporting Person had acquired approximately 9.25% of the Common Shares and indicated that the Reporting Person currently intends to requisition a special meeting of the Company’s shareholders, at which the Reporting Person intends to nominate several well-qualified and independent directors to join the Company’s Board. The foregoing summary of the Second Letter is not intended to be complete and is qualified in its entirety by reference to the full text of the Second Letter, which is filed as Exhibit 2 hereto and is incorporated herein by reference.

On May 28, 2024, the Reporting Person issued a press release publicly announcing the Proposed Transaction and that the Reporting Person had acquired approximately 9.25% of the Common Shares. The foregoing summary of the press release is not intended to be complete and is qualified in its entirety by reference to the full text of the press release, which is filed as Exhibit 3 hereto and is incorporated herein by reference.

Neither the proposal, nor this Statement is meant to be, nor should be construed as, an offer to buy or the solicitation of an offer to sell any of the Company’s securities.

The Reporting Person intends to review its investment in the Company on a continuing basis and depending upon various factors, including without limitation, the Board’s response, if any, to the Proposed Transaction and any discussion between the Reporting Person and the Board relating thereto, the Company’s financial position and strategic direction, overall market conditions, other investment opportunities available to the Reporting Person, and the availability of securities of the Company at prices that would make the purchase or sale of such securities desirable, the Reporting Person may: (i) increase or decrease its position in the Company through, among other things, the purchase or sale of securities of the Company, including through transactions involving the Common Shares and/or other equity, debt, notes, other securities, or derivative or other instruments that are based upon or relate to the value of securities of the Company in the open market or otherwise; (ii) enter into transactions that increase or hedge their economic exposure to the Common Shares without affecting its beneficial ownership of the Common Shares; or (iii) consider or propose one or more of the actions described in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

If the Proposed Transaction is consummated, it would result in, among other things, (i) the acquisition by the Reporting Person of additional securities of the Company, (ii) a change of control of the Company, (iii) a change in the board of directors or management of the Company, (iv) the de-listing of the Common Shares from the Nasdaq Stock Market, and (v) the de-registration of the Common Shares under the Act.

Item 5. Interest in Securities of the Issuer.

(a) and (b) The aggregate number and percentage of the Common Shares that are beneficially owned by the Reporting Person and as to which the Reporting Person has sole voting power, shared voting power, sole dispositive power and shared dispositive power are set forth on the cover page of this Statement, and such information is incorporated herein by reference. The percentages used herein are calculated based on an aggregate of 398,587,000 Common Shares reported by the Company to be outstanding as of May 14, 2024 in its Management’s Discussion and Analysis for the three months ended March 31, 2024, filed as Exhibit 99.2 to the Company’s Report of Foreign Private Issuer filed on Form 6-K on May 15, 2024.

CUSIP No. 09173B107	Page 5 of 7

SCHEDULE 13D

(c) Information concerning the Common Shares purchased by (or on behalf of) the Reporting Person during the 60-day period prior to this filing is set forth in Schedule B hereto and is incorporated herein by reference.

(d) No person other than the Reporting Person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares beneficially owned by the Reporting Person.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable.

CUSIP No. 09173B107	Page 6 of 7

SCHEDULE 13D

Item 7. Material to Be Filed as Exhibits.

Exhibit 1:	April 22, 2024 Letter to the Board of Directors of the Company

Exhibit 2:	May 28, 2024 Letter to the Board of Directors of the Company

Exhibit 3:	Press Release of the Reporting Person, dated May 28, 2024

CUSIP No. 09173B107	Page 7 of 7

SCHEDULE 13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: May 28, 2024

Riot Platforms, Inc.

By:	/s/ Colin Yee
	Name:	Colin Yee
	Title:	Chief Financial Officer

SCHEDULE A

Directors and Executive Officers of the Reporting Person

The following table sets forth certain information with respect to the directors and executive officers of the Reporting Person. Unless otherwise specified below, the business address and address of the organization of principal occupation or employment of each director and executive officer of the Reporting Person is 3855 Ambrosia Street, Suite 301 Castle Rock, CO, USA 80109.

Name	Position	Citizenship
Benjamin Yi	Director and Executive Chairman	Canada
Jason Les	Director and Chief Executive Officer	United States
Hubert Marleau	Director	Canada
Hannah Cho	Director	United States
Lance D’Ambrosio	Director	United States
Colin Yee	Executive Vice President, Chief Financial Officer	Canada
William Jackman	Executive Vice President, General Counsel and Secretary	Canada
Jason Chung	Executive Vice President, Head of Corporate Development & Strategy	Canada
Ryan Werner	Senior Vice President, Chief Accounting Officer	United States

SCHEDULE B

Transactions in Common Shares by the Reporting Person

The table below specifies the date, amount, weighted average price and price range of the Common Shares purchased by (or on behalf of) the Reporting Person during the 60-day period prior to this filing, all of which were purchased in the open market. The Common Shares were purchased in multiple transactions at prices within the ranges indicated in the Price Range column. The Reporting Person undertakes to provide to the staff of the Securities and Exchange Commission, upon request, full information regarding the number of Common Shares purchased at each separate price.

Trade Date	Shares Purchased	Weighted Average Price per Share (US$)	Price Range (US$)
3/28/2024	153,692	2.24	2.23 – 2.25
4/01/2024	825,000	2.28	2.23 – 2.32
4/02/2024	2,100,000	2.17	2.12 – 2.19
4/03/2024	1,462,848	2.23	2.17 – 2.25
4/16/2024	1,550,000	1.73	1.72 – 1.75
4/17/2024	1,750,000	1.76	1.72 – 1.82
4/18/2024	2,207,398	1.91	1.80 – 1.96
4/19/2024	2,200,000	1.92	1.88 – 1.97
4/22/2024	2,600,000	2.00	1.91 – 2.07
4/23/2024	268,946	2.10	2.06 – 2.12
4/26/2024	120,824	1.95	1.94 – 1.96
4/29/2024	879,176	1.92	1.88 – 1.95
5/15/2024	1,438,529	1.77	1.66 – 1.86
5/16/2024	1,200,000	1.80	1.75 – 1.84
5/17/2024	767,490	1.79	1.75 – 1.85
5/21/2024	6,229,769	1.87	1.82 – 1.92
5/22/2024	6,505,000	2.03	1.86 – 2.11
5/23/2024	3,997,678	2.02	1.95 – 2.10
5/24/2024	600,000	2.05	1.95 – 2.11